Exhibit 21.1

List of Subsidiaries of the Combined Company Post-Business Combination

The following list of subsidiaries applies after completion of the Business Combination:

Legal Name	Jurisdiction of Incorporation
Alps Life Sciences Inc	Cayman Islands
Alps Global Holding Berhad	Malaysia
Alps Biotech Sdn. Bhd.	Malaysia
Alps Wellness Centre Sdn. Bhd.	Malaysia
Alpscap Berhad	Malaysia
Celebre Pro Medic Sdn. Bhd.	Malaysia
Celestialab Sdn. Bhd.	Malaysia
Mont Life (M) Sdn. Bhd.	Malaysia
MyGenome Sdn. Bhd.	Malaysia
TMC Global Holdings Sdn. Bhd.	Malaysia
Alps Insurance PCC Inc.	Malaysia